EXHIBIT 21.1
SUBSIDIARIES OF TOTAL SYSTEM SERVICES, INC.

Ownership		Place of
Percentage	Name	Incorporation
100%	Columbus Depot Equipment Company	Georgia
100%	TSYS Canada, Inc.	Georgia
100%	TSYS Total Debt Management, Inc.	Georgia
100%	Columbus Productions, Inc.	Georgia
100%	Enhancement Services Corporation	Georgia
100%	Golden Retriever Systems, L.L.C.	Arizona
100%	TSYS Japan Co., Ltd.	Japan
100%	TSYS Technology Center, Inc.	Idaho
100%	ProCard, Inc.	Delaware
100%	TSYS Prepaid, Inc.	Delaware
100%	TSYS Staffing Services, Inc.	Georgia
100%	TSYS Servicos De Transacoes Eletronicas Ltda	Brazil
100%	TSYS Europe (Netherlands) B.V.	Netherlands
100%	Vital Processing Services, LLC	Delaware
100%	Vital Merchant Services, L.L.C.	California
100%	Merlin Solutions L.L.C.	Maryland
51.46%	GP Network Corporation	Japan
49%	Total System Services de Mexico, S.A. de C.V.	Mexico
100%	TSYS Servicios Corporativos	Mexico
34%	China Unionpay Data Services Company Limited	China